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EXHIBIT 99(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended June 30,		Six months ended June 30,
(in millions)	2002	2001	2002	2001

Earnings, including interest on deposits (1):
Income (loss) before income tax expense and effect of change in accounting principle	$2,202	$(129)	$4,340	$1,747
Fixed charges	1,034	1,846	2,103	3,945

	$3,236	$1,717	$6,443	$5,692

Fixed charges (1):
Interest expense	$988	$1,808	$2,014	$3,869
Estimated interest component of net rental expense	46	38	89	76

	$1,034	$1,846	$2,103	$3,945

Ratio of earnings to fixed charges (2)	3.13	.93	3.06	1.44

Earnings, excluding interest on deposits:
Income (loss) before income tax expense and effect of change in accounting principle	$2,202	$(129)	$4,340	$1,747
Fixed charges	551	863	1,126	1,841

	$2,753	$734	$5,466	$3,588

Fixed charges:
Interest expense	$988	$1,808	$2,014	$3,869
Less interest on deposits	483	983	977	2,104
Estimated interest component of net rental expense	46	38	89	76

	$551	$863	$1,126	$1,841

Ratio of earnings to fixed charges (2)	5.00	.85	4.85	1.95

(1)
As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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EXHIBIT 99(a) WELLS FARGO & COMPANY AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES